
May 1, 2012

Via E-mail
Mr. David Voyticky
Chief Financial Officer
Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)
3651 Baker Highway
Huntsville, TN 37756

      Re: **Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)**
               Form 10-K/A for Fiscal Year Ended April 30, 2010
               Filed July 28, 2010
               Form 10-K/A for Fiscal Year Ended April 30, 2011
               Filed August 29, 2011
               File No. 001-34732Company

Dear Mr. Boyd

      We have reviewed your response filed on November 18, 2011 and have the following engineering comment. In our comment, we ask you either to provide us with information so we may better understand your disclosure or that you amend your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   In comment two of our October 28, 2011 letter, we requested evidence for the proved undeveloped reserves you have claimed for the RU 17 location mapped in the Northern Step Out 2 fault block in the Cook Inlet. We do not agree that the submitted well logs and structure map offer sufficient evidence for proved reserves in this non-productive fault block, given the very small volume of oil recovered by drill stem test from the same well. The Note to Rule 4-10(a)(26) of Regulation S-X states "Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and <u>evaluated as economically producible</u>. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (<u>i.e.</u>, absence of reservoir, structurally low reservoir, or <u>negative test results</u>)." Please present definitive evidence for these volumes as PUD reserves or remove them from your document.

        You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comment.

                                                Sincerely,

                                                /s/ H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Ms. Anna East Corcoran, General Counsel